Excelsior Buyout Investors, LLC
(the "Fund")
N-SAR Item 77K

The Board of Managers (the "Board") and the Audit Committee of Excelsior Buyout Investors, LLC ( the "Audit Committee"), on October 28, 2004, terminated Ernst & Young, LLP ("E&Y") as the Fund's independent registered public accounting firm as a result of concerns regarding their independence at the time of the issuance of their report on the Fund's December 31, 2003 financial statements. These concerns are the result of certain real estate consulting services performed by E&Y on a contingent fee basis for Charles Schwab & Co., Inc., which is an affiliate of the Adviser. During the period ended December 31, 2003, and in the subsequent interim period, in which E&Y served as independent registered public accounting firm for the Fund, there were no disagreements between E&Y and the Fund on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The audit reports of E&Y on the Fund's statements of assets and liabilities as of March 13, 2003 and December 31, 2003 did not contain an adverse opinion or a disclaimer of opinion, nor were qualified or modified as to uncertainty, audit scope, or accounting principles. The Fund has no reason to believe that the Fund's statement of assets and liabilities as of December 31, 2003 was not prepared in accordance with generally accepted accounting principles, or that such financial statement does not fairly represent, in all material respects, the financial condition of the Fund as of that date. The Board and the Audit Committee have engaged Deloitte & Touche, LLP ("D&T") as the Fund's independent registered public accounting firm and D&T will perform a re-audit of the Fund's statement of assets and liabilities as of December 31, 2003. The results of this re-audit will be reported to the Fund and its shareholders upon its completion.